Exhibit 99.2.f

Form 51-102F3

Material Change Report

1.                                      Name and Address of Company

Ashton Mining of Canada Inc.
Unit 116, 980 West 1st Street
North Vancouver, British Columbia
V7P 3N4

2.                                      Date of Material Change

The material change described in this report occurred on July 21, 2006.

3.                                      News Release

Ashton Mining of Canada Inc. (“Ashton”) issued a news release dated July 24, 2006 (the “News Release”) relating to the material change.  The News Release, a copy of which is attached to this report, was distributed through CCN Matthews.

4.                                      Summary of Material Change

On July 21, 2006, Ashton received a written notice from Stornoway Diamond Corporation (“Stornoway”) disclosing Stornoway’s intention to acquire all of Ashton’s issued and outstanding common shares.

5.                                      Full Description of Material Change

On July 21, 2006, Ashton received a written notice from Stornoway disclosing Stornoway’s intention to acquire all of Ashton’s issued and outstanding common shares.  Under the terms of Stornoway’s proposal, shareholders of Ashton can elect to receive either: (i) $1.25 or (ii) one Stornoway common share plus $0.01, for each common share of Ashton, subject to total cash consideration of $59.5 million to be distributed pro rata.

Stornoway has also advised Ashton that it has entered into an irrevocable hard lock-up agreement to acquire the 49,037,982 common shares of Ashton owned by Ashton Canada Pty. Limited and QIT-Fer et Titane Inc., two members of the Rio Tinto group of companies.  These shares represent 51.6% of the 94,977,661 common shares of Ashton that are currently issued and outstanding.

Stornoway informed Ashton that the cash cost of the offer will be financed through a $22.5 million equity investment by Agnico-Eagle Mines Limited (“Agnico-Eagle”), a $32.5 million bridge loan facility from a Canadian chartered bank, and Stornoway’s treasury.

In addition, Stornoway has advised Ashton that Stornoway offered to purchase all of the issued and outstanding common shares of Contact Diamond Corporation (“Contact”) for consideration of 0.36 Stornoway common share per common share of Contact, and that the Board of Directors of Contact supports this offer.  Stornoway has also executed a hard lock-up agreement with Agnico-Eagle as well as lock-up agreements with certain Contact employees and insiders that, together, represent approximately 32 percent of Contact’s common shares on a fully diluted basis.  Stornoway has advised Ashton that the two proposed transactions are independent and that neither is conditional upon the success of the other.

At a meeting held on July 22, 2006, the Board of Directors of Ashton has appointed a three-member Special Committee (the “Special Committee”) of independent directors that has a broad mandate to address and respond to the Stornoway takeover bid.  The Chair of Special Committee is Pierre B. Lebel and its other members are John B. Cole, Chair of the Board, and David H. Watkins.

The Special Committee is in the process of assessing Stornoway’s offer, engaging the appropriate external professional advisers and conducting related discussions.  The Special Committee expects to report the initial results of these initiatives shortly.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

The following senior officer of Ashton is knowledgeable about the material change and may be contacted by any of the Securities Commissions respecting the change:

Michael J. Hardin
General Counsel and Corporate Secretary

Telephone:                                    (604) 983-7750
Facsimile:                                          (604) 983-3591

9.                                      Date of Report

July 26, 2006.

06-16
Toronto Stock Exchange	July 24, 2006
Trading Symbol: ACA	For Immediate Release

SPECIAL COMMITTEE OF ASHTON BOARD ANNOUNCES
RECEIPT OF STORNOWAY TAKEOVER BID

The Special Committee of the Board of Directors of Ashton Mining of Canada Inc. (“Ashton” or the “Corporation”), the leading explorer in the Canadian diamond industry, reports that Stornoway Diamond Corporation (“Stornoway”) delivered written notice on Friday, July 21, 2006 of Stornoway’s intention to acquire all of the Corporation’s issued and outstanding common shares.

Under the terms of Stornoway’s proposal, shareholders can elect to receive either: (i) $1.25 or (ii) one Stornoway common share plus $0.01, for each common share of Ashton, subject to total cash consideration of $59.5 million to be distributed pro rata.

Stornoway has also advised Ashton that it has entered into an irrevocable hard lock-up agreement to acquire the 49,037,982 common shares of the Corporation owned by Ashton Canada Pty. Limited and QIT-Fer et Titane Inc., two members of the Rio Tinto group of companies. These shares represent 51.6% of the 94,977,661 common shares of the Corporation that are currently issued and outstanding.

Stornoway informed Ashton that the cash cost of the offer will be financed through a $22.5 million equity investment by Agnico-Eagle Mines Limited (“Agnico-Eagle”), a $32.5 million bridge loan facility from a Canadian chartered bank, and Stornoway’s treasury.

In addition, Stornoway has advised Ashton that Stornoway offered to purchase all of the issued and outstanding common shares of Contact Diamond Corporation (“Contact”) for consideration of 0.36 Stornoway common share per common share of Contact, and that the Board of Directors of Contact supports this offer. Stornoway has also executed a hard lock-up agreement with Agnico-Eagle as well as lock-up agreements with certain Contact employees and insiders that, together, represent approximately 32 percent of Contact’s common shares on a fully diluted basis. Stornoway has advised Ashton that the two proposed transactions are independent and that neither is conditional upon the success of the other.

At a meeting held on Saturday, July 22, the Board of Directors appointed a three-member Special Committee of independent directors that has a broad mandate to address and respond to the Stornoway takeover bid. The Chair of Special Committee is Pierre B. Lebel and its other members are John B. Cole, Chair of the Board, and David H. Watkins.

The Special Committee is in the process of assessing Stornoway’s offer, engaging the appropriate external professional advisers and conducting related discussions. The Committee expects to report the initial results of these initiatives shortly.

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UNIT 116, 980 WEST 1ST STREET, NORTH VANCOUVER, B.C. CANADA V7P 3N4 TEL: (604) 983-7750 FAX: (604) 987-7107

2.

Ashton Mining of Canada Inc., the leader in Canadian diamond exploration.

Ashton is widely recognized as the leading and pre-eminent explorer in the Canadian diamond industry. The Corporation enjoys an outstanding record of discoveries and a diversified portfolio of promising projects that cover the spectrum from early stage reconnaissance to advanced evaluation. At present, Ashton’s most ambitious project is in Quebec, where a $29 million program is currently underway to collect a 10,000 tonne bulk sample from three of the highly diamondiferous Renard kimberlitic bodies. The bulk sample is expected to yield at least 6,000 carats of diamonds from the processing of approximately 6,000 tonnes of kimberlitic material. These diamonds will be valued during the first half of 2007 in preparation for a pre-feasibility study.

Ashton’s competitive advantages include the extensive diamond exploration experience and the acknowledged expertise of its key personnel, as well as the Corporation’s comprehensive diamond processing and laboratory facilities in North Vancouver, B.C. Integral to Ashton’s exploration programs, these facilities include a 5 tonne per hour dense media separation plant, an X-ray sorter unit, a caustic dissolution circuit and a fully-equipped indicator mineral and diamond observation laboratory.

For further information, please contact:

Robert T. Boyd	-or-	Alessandro Bitelli	-or-	visit our website :
President and CEO		Vice President, Finance		www.ashton.ca
(604) 983-7750		(604) 983-7750		email: contact@ashton.ca